Exhibit (d)(7)

Lock-up Agreement – Related Parties

CENTERLINE HOLDING COMPANY

March 5, 2010

Related Special Assets, LLC

Related General II, L.P.

Mr. Stephen M. Ross

Mr. Jeff Blau

Mr. Bruce Beal

c/o The Related Companies, L.P.

60 Columbus Circle

New York, New York 10023

Re: Centerline Holding Company Shares — Lock-Up Agreement

Dear Sirs:

This letter agreement (this “Agreement”) is being delivered to you in connection with the restructuring of Centerline Holding Company (the “Company”) and its subsidiaries pursuant to which the Company will enter into (i) a purchase and sale agreement, by and among a subsidiary of Island C-III Holdings LLC (“Newco”), on the one hand, and the Company and certain of its subsidiaries, on the other hand, resulting in the acquisition by Newco of the Company’s assets comprising the former ARCap Investors LLC business, certain other assets of the Company and newly issued Special Series A Shares representing an approximately twenty percent (20%) fully diluted ownership interest in the Company, for an aggregate purchase price equal to (a) approximately $50,000,000 in cash and (b) the assumption of approximately $60,000,000 of the Company’s senior secured debt obligations (the “Island Sale”) and (ii) various agreements with certain of its lenders, creditors and claimants to restructure certain of its other outstanding debt obligations and a management agreement with an affiliate of Newco pursuant to which such affiliate will provide executive management services to the Company (the “Restructuring”, and together with the Island Sale, the “Transaction”). The effective date of the Island Sale is hereinafter referred to as the “Transaction Closing Date”.

As a condition to consummating the Transaction, the Company must enter into certain protective measures to prevent the Company from experiencing an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). If such an “ownership change” were to occur, the ability of certain corporate subsidiaries of the Company to use net operating losses and certain other tax attributes (collectively, the Company group’s “NOLs”) for federal income tax purposes could be substantially limited or lost altogether. The Company views its subsidiaries’ NOLs as a valuable asset of the Company, which is likely to inure to the benefit of the Company and its shareholders, and the Company believes that it is in the best interests of the Company and its shareholders to take measures to preserve such NOLs. The ability of the Company and its subsidiaries to preserve NOLs is also a valuable benefit to each existing shareholder of the Company, their owners, and affiliates, who thereby also benefit from this Agreement.

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In connection therewith, the Company must enter into that certain Tax Benefit Preservation Plan, effective as of March 5, 2010 (the “NOL Preservation Plan”), between the Company and Computershare Trust Company, N.A., as rights agent, and substantially in the form attached hereto as Exhibit A. As a further protective measure, the Company must enter into “lock-up agreements” with certain holders (the “Existing Holders”) of shares of beneficial interest in the Company, options or warrants to acquire such shares in the Company and securities convertible into such shares, and any shares of the Company into which such shares are convertible or exchangeable into (collectively, the “Shares”), each of which, together with its Affiliates and Associates, owns four and three-quarters percent (4.75%) or more of the Shares outstanding as of the Transaction Closing Date, or in certain circumstances, convertible or exercisable into Shares, together with any Affiliates and Associates of such holder. For the purposes of this Agreement, “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as in effect on the date of the NOL Preservation Plan, and to the extent not included within the foregoing clause, shall also include, with respect to any Existing Holder, any other person or entity (other than an Exempt Person (as defined in the NOL Preservation Plan) or an Existing Holder) whose Shares would be deemed constructively or beneficially owned by such person or entity for the purposes of Section 382 of the Code and Treasury Regulations promulgated thereunder; provided, however, that (i) a person or entity shall not be deemed to be the Affiliate or Associate of another person or entity solely because either or both persons or entities are or were directors of the Company and (ii) no Exempt Person shall be considered an Affiliate or Associate of the Company or any of the Company’s subsidiaries. The Company represents to the Existing Holders that are parties to this agreement that it is entering into lock-up agreements substantially similar to this agreement with its other Existing Holders.

Related Special Assets, LLC and Related General II, L.P, Stephen M. Ross, Jeffrey Blau and Bruce Beal are Existing Holders.

In consideration of the value of the Company’s NOLs to the Existing Holders and the Company’s adoption of the NOL Preservation Plan, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Existing Holders, intending to be legally bound, hereby agree as follows:

1.	General. Except as specifically set forth in this Agreement, for a period of three (3) years commencing on the Transaction Closing Date (the “Lock-Up Period”), the Existing Holders will not, and will cause each of their direct and indirect owners, Affiliates and Associates not to, directly or indirectly, (i) offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition of), or permit any of the foregoing with respect to the legal, record or beneficial ownership of the Shares which are presently owned by the Existing Holders or their direct and indirect owners, Affiliates and Associates, (ii) pledge, hypothecate or grant a security interest or otherwise offer as collateral for any obligation that could result in the transfer, disposition or assignment of the Shares, or (iii) enter into any swap or other derivative contract or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the Shares, other securities, cash or otherwise (any of the foregoing, a “Transfer”).

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2.	Permitted Transfers. Notwithstanding the foregoing, during the Lock-Up Period, the Existing Holders may Transfer (i) pursuant to the transactions contemplated in the Purchase and Sale Agreement, dated as March 5, 2010, by and between Related Special Assets LLC, a Delaware limited liability company, and C-III Capital Partners LLC, a Delaware limited liability company and (ii) all or any portion of its Shares to an Affiliate or Associate in a manner that is not treated as a transfer to a separate owner under Treas. Reg. §1.382-2T, provided that, as a condition to the effectiveness of such Transfer, the transferee enters into a joinder agreement in substantially the form attached hereto as Exhibit B pursuant to which such transferee shall agree to be bound by the terms of this Agreement.

3.	Restriction on Acquisition of Additional Shares. The Existing Holders agree, and agree to cause their direct and indirect owners, Affiliates and Associates, not to acquire, directly or indirectly, any additional Shares during the Lock-Up Period by any means, including, without limitation, by direct purchase, exchange or acquisition of any ownership interest in an entity that owns Shares; provided, however, that the Existing Holders may acquire Shares during the Lock-Up Period (i) from Newco or its Affiliates or Associates in an amount equal to or less than the number of Shares representing the same percentage of ownership in the Company that such Existing Holders had previously Transferred to Newco and (ii) if prior to such proposed acquisition and continuing to the time of such proposed acquisition, the Existing Holders have reduced their ownership of Shares, such as through sales permitted with the consent of the Company (which can be withheld in the sole discretion of the Company), to an amount that, after adding such proposed additional Shares to be acquired, shall result in total ownership of Shares by the Existing Holders that is less than the number of Shares the Existing Holders own on the Transaction Closing Date.

4.	Existing Holders and their direct and indirect owners, Affiliates and Associates, agree to be bound by the provisions of the NOL Preservation Plan. Existing Holders will promptly notify the Company as soon as they become aware of any potential changes to its ownership which, if consummated, could result in a “testing date” for the Company.

5.	Representations and Warranties of the Existing Holders. Except as provided herein, the Existing Holders hereby represent and warrant to the Company as of the Transaction Closing Date that:

a.	Due Organization; Good Standing. Each of the Existing Holders other than Messrs. Ross, Blau and Beal is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

b.	Authority; Enforceability; Corporate and Other Proceedings. Each of the Existing Holders other than Messrs. Ross, Blau and Beal has the requisite power and authority to execute and deliver this Agreement and to carry out transactions contemplated hereby, and this Agreement has been duly authorized, executed and delivered by each of the Existing Holders and (assuming the due authorization, execution and delivery by the Company) constitutes the legal, valid and binding obligation of each of the Existing Holders, enforceable against each such holder in accordance with its terms, except as the enforceability thereof may be subject to or limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting rights of creditors and (b) general equitable principles, regardless of whether enforcement is sought in a proceeding at law or in equity.

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c.	Title to Shares.

i.	To the best of its or his knowledge, each Existing Holder (or its Affiliate or Associate, if applicable) owns and possesses good and valid title to all of the Shares set forth across from the Existing Holder’s name (or its Affiliate’s or Associate’s name, if applicable) on Schedule I hereto, free and clear of all liens (statutory or otherwise), mortgages, pledges, assessments, security interests, leases, adverse claims, levies, or other encumbrances or restrictions of whatever nature.

ii.	Other than the Shares set forth on Schedule I hereto, to the best of its or his knowledge, none of the Existing Holders, nor any of their Affiliates or Associates, owns or holds, within the meaning of Code Section 382, any other Shares.

d.	Absence of Defaults. The execution, delivery and performance of this Agreement by each of Existing Holders and the consummation of transactions contemplated hereby will not violate (i) any provision of applicable law, (ii) any provision of each of the Existing Holder’s organizational documents or governing instruments, or (iii) any order, judgment, injunction, determination, award or decree of any court or other governmental agency applicable to each of the Existing Holders or its respective assets.

e.	No Conflicts. The execution, delivery and performance of this Agreement by each of the Existing Holders and the consummation of the transactions contemplated hereby will not conflict with or require the consent of any other person or entity under (other than consents received on or prior to the Transaction Closing Date in connection with the Transaction) any material agreement, document, instrument, or any organizational document, or any judgment, decree, order, law, statute, rule or regulation, applicable to each of the Existing Holders.

f.	Consents. Each of the Existing Holders is not required to obtain any consent, approval or authorization from, or to file any declaration or statement with, any governmental instrumentality or other agency in connection with or as a condition to the performance of this Agreement.

6.	Representations and Warranties of the Company. The Company hereby represents and warrants to each of the Existing Holders as of the Transaction Closing Date that:

a.	Due Organization; Good Standing. The Company is duly created, validly existing and in good standing as a statutory trust under the laws of the State of Delaware.

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b.	Authority; Enforceability; Corporate and Other Proceedings. The Company has the requisite trust power and authority to execute and deliver this Agreement and to carry out the transactions contemplated hereby, and this Agreement has been duly authorized, executed and delivered by the Company and (assuming the due authorization, execution and delivery by each of the Existing Holders) constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforceability thereof may be subject to or limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting rights of creditors and (ii) general equitable principles, regardless of whether enforcement is sought in a proceeding at law or in equity.

c.	Absence of Defaults. The execution, delivery and performance of this Agreement by Centerline and the other transactions contemplated hereby will not (i) violate any provision of applicable law, (ii) violate any provisions of Centerline’s Second Amended and Restated Trust Agreement, dated as of November 17, 2003, as amended by Amendment No. 1 thereto, dated as of September 20, 2005, as further amended by Amendment No. 2 thereto, dated as of November 30, 2005, as further amended by Amendment No. 3 thereto, dated as of June 13, 2006, and as further amended by Amendment No. 4 thereto, dated as of April 2, 2007 (collectively, the “Trust Agreement”), or the Fifth Amended and Restated Bylaws of Centerline (as amended, the “Company Bylaws”) or (iii) violate any order, judgment, injunction, determination, award or decree of any court or other governmental agency applicable to Centerline or its assets.

d.	No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby will not conflict with or require the consent of any other person or entity under (other than consents received on or prior to the Transaction Closing Date in connection with the Transaction) any material lease or agreement of the Company pursuant to any material agreement, document, instrument, or any organizational document, or any judgment, decree, order, law, statute, rule or regulation, applicable to the Company.

e.	Consents. The Company is not required to obtain any consent, approval or authorization from, or to file any declaration or statement with, any governmental instrumentality or other agency in connection with or as a condition to the performance of this Agreement, except those that will have been obtained as of the Transaction Closing Date.

7.	Remedies. Each of the Existing Holders and the Company acknowledge and agree that (i) the provisions of this Agreement are reasonable and necessary to protect the proper and legitimate interests of the parties hereto, and (ii) the parties hereto would be irreparably damaged in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that (a) the parties hereto shall be entitled to preliminary and permanent injunctive relief to prevent breaches of the provisions of this Agreement by the other parties hereto without the necessity of proving actual damages or of posting any bond, and to enforce specifically the terms and provisions hereof, which rights shall be cumulative and in addition to any other remedy to which the parties may be entitled hereunder or at law or equity, (b) the Company shall not record or otherwise recognize any purported Transfer in violation of this Agreement, and (c) no purported transferee of a Transfer made in violation of this Agreement shall be entitled to any rights as an owner of Shares including, without limitation, the right to vote, receive dividends or distributions or any allocable or distributive share of any tax item of the Company.

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8.	Miscellaneous.

a.	Notice. Any notice or other communication under this Agreement shall be deemed duly given when (i) delivered personally to a party hereto, (ii) one business day after being sent to a party hereto by reputable overnight courier service (charges prepaid), or (iii) four business days after being mailed to a party hereto by certified or registered mail, return receipt requested and postage prepaid; in each case, addressed to such party hereto at the address sett forth on the first page of this Agreement (or at such other address as a party hereto may specify by notice to the other parties hereto in accordance with this section).

b.	Entire Agreement; Amendments. This Agreement (including any schedules and exhibits hereto) constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes any and all prior agreements, representations and understandings of the parties hereto, written or oral. The terms of this Agreement shall not be modified or amended except by subsequent written agreement of the parties hereto.

c.	Termination.

i.	This Agreement shall be of no force and effect if the Transaction Closing Date has not occurred on or before September 30, 2010.

ii.	If the Transaction Closing Date has occurred on or before September 30, 2010, then this Agreement shall terminate upon the expiration of the Lock-Up Period.

d.	Counterparts; Facsimile; PDF. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Any facsimile or portable document format copies hereof or signature hereon shall, for all purposes, be deemed originals.

e.	Waiver. To the fullest extent permitted by law, no waiver by one of the parties hereto of another party’s breach of any term, covenant or condition contained in this Agreement shall be deemed to be a waiver of any subsequent breach of the same or any other term, covenant or condition of this Agreement. To the fullest extent permitted by law, no failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise set forth herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

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f.	Choice of Law; Forum Selection. This Agreement shall be construed, interpreted and the rights of the parties hereto determined in accordance with the laws of the State of Delaware without reference to the choice of laws provisions thereof. Each of the parties hereto agrees (a) that this Agreement involves at least $100,000, and (b) that this Agreement has been entered into by the parties hereto in express reliance upon 6 Del. C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (i) that it is and shall continue to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (ii)(A) to the extent that such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and notify the other parties hereto of the name and address of such agent, and (B) to the fullest extent permitted by law, that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the U.S. Postal Service constituting evidence of valid service, and that, to the fullest extent permitted by applicable law, service made pursuant to (ii)(A) or (B) above shall have the same legal force and effect as if serviced upon such party personally within the State of Delaware.

g.	Waiver of Jury Trial. EACH OF THE PARTIES HERETO KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY SCHEDULE HERETO, OR ANY COURSE OF CONDUCT, COURSE OF DEALING OR STATEMENTS (WHETHER VERBAL OR WRITTEN) RELATING TO THE FOREGOING. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT.

h.	Severability. Each part of this Agreement is intended to be severable. If any term, covenant, condition or provision of this Agreement is held to be unlawful, invalid or unenforceable by a court of competent jurisdiction, such illegality, invalidity or unenforceability shall not affect the remaining provisions of this Agreement, which shall remain in full force and effect and shall be binding upon the parties hereto.

i.	Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors and assigns of the parties hereto.

j.	No Third Party Beneficiaries. This Agreement is not intended and shall not be construed to confer upon any person or entity other than the parties hereto any rights or remedies hereunder.

k.	Further Assurances. Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under any United States federal, state or local statute, law, ordinance, regulation, rule, code order or other requirement or rule of law, and execute and deliver such documents and other instruments, as may be required to carry out the provisions of this Agreement and effect the transactions contemplated by this Agreement.

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l.	Headings; References; Interpretation. The headings contained in this Agreement are solely for convenience and reference and shall not limit or otherwise affect the meaning or interpretation of any of the terms or provisions of this Agreement. The references herein to Sections, Schedules and Exhibits, unless otherwise indicated, are references to sections, schedules and exhibits to this Agreement. Whenever the words “include”, “includes”, or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. Unless the context requires otherwise, all words used in this Agreement in the singular number shall extend to and include the plural number, all words in the plural number shall extend to and include the singular number, and all words in any gender shall extend to and include all genders. To the fullest extent permitted by law, this Agreement shall be construed without regard to any presumption or rule requiring construction against the party drafting or causing this instrument to be drafted.

[Signature Page Follows]

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Very truly yours,

CENTERLINE HOLDING COMPANY

		By:	/s/ Marc D. Schnitzer
		Name:	Marc D. Schnitzer
		Title:	Chief Executive Officer & President

ACKNOWLEDGED AND AGREED TO
AS OF THE DATE FIRST ABOVE WRITTEN:

RELATED SPECIAL ASSETS LLC

By:	The Related Realty Group, Inc., its manager

By:	/s/ Jeff Blau
Name:	Jeff Blau
Title:	President

RELATED GENERAL II, L.P.

By:	RCMP, Inc., its general partner

By:	/s/ Jeff Blau
Name:
Title:

/s/ Stephen M. Ross
Stephen M. Ross

/s/ Jeff Blau
Jeff Blau

/s/ Bruce Beal Jr.
Bruce Beal Jr.

Schedule I

Name of Existing Holder	Class(es) of Shares/Interests	Number of Shares/Interests
Related Special Assets, LLC[1]	11% Cumulative Convertible Preferred Shares, Series A-1	10,843,492
Related General II, L.P.[2]	• Common Shares	685
	• Special Common Units of Centerline Capital Company LLC	10,194,400
	• Common Shares	877,645
Stephen M. Ross	• Options to purchase Common Shares	600,000
	• Common Shares	260,000
Jeff Blau	• Special Common Units of Centerline Capital Company LLC	40,000
Bruce Beal	Common Shares	8,500

1Stephen M. Ross, Jeff T. Blau, and Bruce A. Beal. are indirect beneficial owners of Related Special Assets, LLC.

2Stephen M. Ross, Jeff T. Blau, and Bruce A. Beal. are indirect beneficial owners of Related General II, L.P.

Exhibit A

NOL Preservation Plan

[The NOL Preservation Plan is incorporated herein by reference to Exhibit 10.23 to the Company’s Current Report on Form 8-K filed with the Commission on March 11, 2010.]

Exhibit B

Form of Joinder Agreement

JOINDER AGREEMENT TO THE LOCK-UP AGREEMENT

Reference is made to the letter agreement, dated March [•], 2010 (the “Lock-Up Agreement”), by and among Centerline Holding Company, Related Special Assets, LLC, Related General II, L.P., Stephen M. Ross, Jeff Blau and Bruce Beal, as amended from time to time. By execution of this joinder agreement, the undersigned agrees to become a party to, and to be subject to the rights and obligations under, the Lock-Up Agreement, and shall be deemed to be an “Existing Holder” for all purposes thereunder.

Date:	[Entity]

By:
Name:
Title:

Address for Notice:

Accepted by:

By:
Name:
Title: